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SECURIT [barcode] ISSION

03013360

ANNUAL AUDITED ...ORT

FORM X-17A-5
PART III

SEC FILE NUMBER

8- 065311

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/02___ AND ENDING___12/31/02___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAYMONT PARTNERS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

5709 BROMLEY LANE
                        (No. and Street)

RICHMOND   , VA   23226
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
            RICHARD A. RHODES , CEO   (804) 497-3956
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIBMAN + FUTERMAN, P.C.
            (Name – if individual, state last, first, middle name)

116 New South Road   Hicksville   NY   11801
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 18 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _RICHARD A. RHODES_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _MAYMONT PARTNERS, INC._ , as of _FEBRUARY 26_ , 20 _03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

City / County of _Goochland_
Commonwealth/State of _VA_
The foregoing instrument was acknowledged before me this _26_ day of _February_, 20_03_ by _Richard Q. Rhodes_
(name of person seeking acknowledgement)

Notary Public
My commission expires _5/31/04_

_____
Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors
Maymont Partners, Inc.
5709 Bromley Lane
Richmond, Va. 23226

In planning and performing our audit of the financial statements of Maymont Partners, Inc. for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Regulation 1.16 of the CFTC, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures, followed by the company that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

116 New South Road • Hicksville, New York 11801 • Tel: (516) 933-3470 • Fax: (516) 933-3480 • www.landfcpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the CFTC's objectives.

This report is intended solely for the use of management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and should not be used for any other purpose.

Hicksville, New York
February 26, 2003



LIBMAN & FUTERMAN, P.C.   Certified Public Accountants

Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors
Maymont Partners, Inc.
5709 Bromley Lane
Richmond, Va. 23226

In planning and performing our audit of the financial statements of Maymont Partners, Inc., (the "Company") for the year ended December 31, 2002, we can attest to the Company's compliance with it's exemption from SEC Rule 15c3-3, wherein the Company does not receive or hold funds or securities for, or owe funds or securities to, customers, nor maintain customer accounts.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on SEC Rule 15c3-3 and should not be used for any other purpose.

Hicksville, New York
February 26, 2003

116 New South Road • Hicksville, New York 11801 • Tel: (516) 933-3470 • Fax: (516) 933-3480 • www.landfcpas.com

MAYMONT PARTNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

MAYMONT PARTNERS, INC.

OATH OR AFFIRMATION
AS OF DECEMBER 31, 2002

To the best of my knowledge and belief, the information contained in these financial statements is accurate and complete.

Richard A. Rhoads, CEO
Maymont Partners, Inc.

TABLE OF CONTENTS



Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors and Stockholders
Maymont Partners, Inc.
5709 Bromley Lane
Richmond, VA. 23226

We have audited the accompanying statements of financial condition of Maymont Partners, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opnion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for opnion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maymont Partners, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Libman & Futerman, P.C.

Hicksville, NY

February 24, 2003

MAYMONT PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

	2002
ASSETS:	
Cash	$ 34,782
Due From James River Capital Corp.	35,160
Other Receivables	100
Organization Costs	29,984
Total Assets	$ 100,026
LIABILITIES AND STOCKHOLDERS' EQUITY:	
LIABILITIES:	
Accounts Payable	$ 3,000
Due to James River Financial Corp.	3,552
Shareholder Loans Payable:	
Kevin M. Brandt	50,000
Paul H. Saunders	50,000
Total Liabilities	106,552
STOCKHOLDERS' EQUITY:	
Common Stock (No par value, 100 shares issued and outstanding)	100
Retained Earnings	(6,526)
Total Stockholders' Equity	(6,626)
Total Liabilities and Stockholders' Equity	$ 100,026

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

	2002
REVENUES:	
Commissions	$ 35,160
Selling Agent Fees	50,000
Total Revenues	85,160
EXPENSES:	
Compensation	7,212
Telecommunications	7,947
Travel & Entertainment	32,744
Audit Fees	2,000
Regulatory Fees	5,741
Other	11,142
Total Expenses	66,786
NET INCOME	$ 18,374

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Paid-in Capital	Retained Earnings	Total Equity
Balance at January 1, 2002	$ 100	$ 0	$ 0	$ 0
Net Income	0	0	18,374	18,374
Dividends	0	0	(25,000)	(25,000)
Balance at December 31, 2002	$ 100	$ 0	$ (6,626)	$ (6,626)

See accompanying notes to financial statements.

6

MAYMONT PARTNERS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

	2002
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 18,374
(Increase)/Decrease in Operating Assets:	
Due From James River Capital	(35,160)
Organization Costs	(29,984)
Increase/(Decrease) in Operating Liabilities:	
Accounts Payable	3,000
Due to James River Financial	3,552
Net Cash (Used)/Provided by Operating Activities	(40,218)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Shareholder Loans	100,000
Shareholder Distributions	(25,000)
Net Cash (Used)/Provided by Financing Activities	75,000
Net Change in Cash	34,782
Cash at Beginning of Year	0
Cash at End of Year	$ 34,782

See accompanying notes to financial statements.

7

NOTES TO THE FINANCIAL STATEMENTS

MAYMONT PARTNERS, INC.
AS OF DECEMBER 31, 2002

---

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

Maymont Partners, Inc. (the "Company") was incorporated in the State of Virginia in December 2001. The Company was granted registration by the National Association of Securities Dealers (the "NASD") as a broker/dealer under the rules and regulations of the Securities and Exchange Commission (the "SEC") in October 2002. The broker/dealer registration with NASD is limited in that the Company is only permitted to introduce clients to other broker/dealers, private partnerships and other select securities issuers and conduct business in the sale of variable annuity contracts and privately placed variable life insurance. The Company does not hold customer funds or safe-keep customer securities.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. CONCENTRATIONS OF CREDIT RISK

The Company maintains a non-interest bearing demand deposit account at a U.S. banking institution for all cash transactions. The cash balance is insured by the Federal Deposit Insurance Corporation up to a maximum of $100,000. For the entirety of 2002, the Company cash balance has not exceeded $100,000.

MAYMONT PARTNERS, INC.
AS OF DECEMBER 31, 2002

---

3. SHAREHOLDER LOANS

The Company has received loans from two shareholders totaling $100,000 that are evidenced by a Promissory Note dated February 4, 2002 and a subsequent Subordinated Loan Agreement dated March 25, 2002. Within the Subordinated Loan Agreement the shareholders agree to a scheduled maturity date repayment no earlier than April 1, 2005 thereby qualifying the loan as equity subordination in relation to SEC Rule 15c3-1. The loan is non-interest bearing.

4. NET CAPITAL REQUIREMENTS

The Company is required to maintain net capital, as defined, equal to or greater than $5,000 under SEC Rule 15c3-1. At December 31, 2002 the Company has net capital, as defined, of $63,390 and a net capital surplus of $58,390.

5. PROVISION FOR INCOME TAXES

The Company has elected to be taxed as a partnership, under Subchapter "S" of the Internal Revenue Code and under relevant state statutes. Accordingly, each shareholder will report his proportionate share of the income of the Company on his individual return.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

In December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments." This statement extends existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial condition, for which it is practicable to estimate fair value. If estimating fair value is not practicable, this Statement requires disclosures of descriptive information pertinent to estimating the value of a financial instrument. At December 31, 2002 and 2001, all of the Company's financial instruments, as defined, were carried at amount which approximated fair value.

MAYMONT PARTNERS, INC.

STATEMENT OF THE COMPUTATION OF THE
MINIMUM CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2002

	2002
CURRENT ASSETS:	
Cash	$ 34,782
Current Receivables	35,160
TOTAL CURRENT ASSETS	69,942
ADJUSTED LIABILITIES	6,552
NET CAPITAL	63,390
TOTAL CHARGES	0
ADJUSTED NET CAPITAL	63,390
NET CAPITAL REQUIRED	5,000
NET CAPITAL SURPLUS	$ 58,390

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.

COMPUTATION OF NET CAPITAL AND
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

RECONCILIATION OF AUDITED FINANCIAL STATEMENTS TO
UNAUDITED FOCUS REPORT FILED JANUARY 24, 2002

The preparation of the audited financial statements did not disclose any material differences as compared to the unaudited focus report previously filed.